Press Release	Source: Next, Inc.

Next Inc. Issues Second Quarter and Third Quarter Revenue Forecast
Monday May 16, 2005

Sees Net Sales Increasing a Minimum of 20% and 30% Respectively

CHATTANOOGA, TENN.--(BUSINESS WIRE) – May 16, 2005 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced its sales outlook for its second and third quarter.

The company believes 2005 second quarter sales will increase a minimum of 20% compared to the same quarter 2004. The company further believes sales for its third quarter will exceed 30% compared to the same quarter. In the prior year, the company reported Net sales of $3,916,114 and 6,059,394 respectively.

Mr. Charles L. Thompson, the Company's CFO stated, "Looking forward at our second and third quarters, we’re pleased with what we’re seeing in our top line sales growth. Unlike our first quarter results where we were unable to take advantage of our recently acquired direct purchasing source in China, we’re confident going into the second half of the year that we will begin seeing this growth increase profitability”.

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com